

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Peter A. Edison, Chairman, Chief Executive Officer and President
Bakers Footwear Group, Inc.
2815 Scott Avenue
St. Louis, Missouri 63103

     Re: Bakers Footwear Group, Inc.
             Form 10-K for Fiscal Year Ended
             January 29, 2011
             Filed April 29, 2011
             File No. 000-50563

Dear Mr. Edison:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Pamela Howell
                      for

                      John Reynolds
                      Assistant Director